UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-10706

Comerica Incorporated
(Exact name of registrant as specified in its charter)

Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

(214) 462-6831
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to Purchase Common Stock (expiring December 12, 2018)
(Title of each class of securities covered by this Form)

Common Stock, $5 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

The Warrants to Purchase Common Stock (expiring December 12, 2018) have expired and any unexercised Warrants have been canceled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Comerica Incorporated has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

Comerica Incorporated

Date:	December 13, 2018	By:	/s/ John D. Buchanan
		Name:	John D. Buchanan
		Title:	Executive Vice President - Chief Legal Officer